[redacted]

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . .12.00

08028870

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34325

BEST AVAILABLE COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Riderwood Group Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Kenilworth Drive, Suite 206
(No. and Street)

Towson (City) Maryland (State) 21204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

FEB 29 2008

Washington, DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

, Mitchell Fillet, swear (or affirm) that, to the est of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of he Riderwood Group Incorporated, as of ecember 31, 2007, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

inimum assessment in effect.

THE RIDERWOOD GROUP INCORPORATED
AND SUBSIDIARY
Consolidated Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2007

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
The Riderwood Group Incorporated

We have audited the accompanying consolidated statement of financial condition of The Riderwood Group Incorporated and Subsidiary (the Company) as of December 31, 2007 and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Riderwood Group Incorporated and Subsidiary at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 20, 2008

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents (Note 2)	$ 303,390
Deposit with clearing broker	50,000
Receivables:	
Investment banking fees	277,935
Clearing broker	2,273
Commissions receivable	47,819
Other receivables	29,919
Common stocks, at value	190,458
Furniture and equipment, net (Notes 2 and 6)	-
Prepaid expenses and deposits	42,200
Total Assets	$ 943,994
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 366,559
Total Liabilities	366,559
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	577,435
Total Liabilities and Stockholders' Equity	$ 943,994

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY
Statement of Income
For the Year Ended December 31, 2007

REVENUE		
Investment banking fees	$	2,652,263
Commissions and fees		1,365,728
Gain on firm investment account		154,880
Interest and dividends		24,277
Other		37,437
Total revenue		4,234,585
EXPENSES		
Employee compensation and benefits		3,365,709
Commissions and clearing charges		78,569
Communications		63,681
Uncollected fees		263,000
Depreciation		6,229
Occupancy and equipment rental		121,146
Insurance		49,019
Professional fees		34,677
Regulatory fees and expenses		29,984
Travel and entertainment		65,963
Interest		592
Other operating expenses		49,437
Total expenses		4,128,006
Income before income taxes		106,579
Income taxes (Note 9)		-
Net income	$	106,579

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Statement of Stockholders' Equity

For the Year Ended December 31, 2007

	Common Stock (a)	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' equity, January 1, 2007	$ 11,827	$ (77)	$ 662,344	$ (242,538)	$ 431,556
Issuance of common stock	2,000	-	37,300	-	39,300
Net income for the year ended December 31, 2007	-	-	-	106,579	106,579
Stockholders' equity, December 31, 2007	$ 13,827	(77)	699,644	$ (135,959)	$ 577,435

(a) No par value, 20,000 shares authorized, 13,827 issued and outstanding at December 31, 2007.

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Continuing operations:	
Net income	$ 106,579
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	6,229
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivable from clearing broker	(833)
Investment banking fees	(69,835)
Commissions receivable	(47,819)
Other receivables	(3,575)
Prepaid expenses	(2,745)
Securities owned, at value	(190,458)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	294,321
Net cash provided by continuing operations	91,864
Cash flows from financing activities:	
Proceeds from sale of common stock	39,300
Net cash used in financing activities	39,300
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,000)
Net cash used in investing activities	(1,000)
Net increase in cash and cash equivalents	130,164
Cash and cash equivalents at beginning of year	173,226
Cash and cash equivalents at end of year	$ 303,390
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 592

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

The Riderwood Group Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company has a subsidiary, Inner Harbor Asset Management that is registered as an investment advisor with numerous states.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company's main office is located in Towson, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment - Property is recorded at cost. Depreciation and amortization are generally computed using straight-line and accelerated methods over their estimated useful lives.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Investment Banking Fees – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 9). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

3. DEPOSIT WITH CLEARING BROKER AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services, LLC (NFS). Under the agreement the Company maintains a clearing deposit of $50,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital, as defined, of $61,620 that was $11,620 in excess of its required net capital requirement of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 5.95 to 1 at December 31, 2007.

6. PROPERTY AND EQUIPMENT

At December 31, 2007 property and equipment consists of the following:

Computer equipment	$ 20,852
Furniture and equipment	14,825
	35,677
Less: Accumulated depreciation	35,677
	$ -

For the year ended December 31, 2007 depreciation expense totaled $6,229.

7. OPERATING LEASES

The Company leases office space and equipment for its main office and two branch offices under various operating lease agreements expiring in years 2008 through 2010.

Equipment lease expense and the annual office rental for the year ended December 31, 2007 was $32,268 and $132,766, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment
2008	$ 77,642	$ 10,587
2009	$ 50,482	$ 7,079
2010	$ 20,273	$ 3,680

The Company has entered into a sub-lease agreement with Base Management Company ("Base"). Base will pay the Company $1,900 per month for the use of all occupancy costs, including rent, telephone, internet access and other miscellaneous costs. This agreement was terminated in April 2007. For the year ended December 31, 2007 the Company collected $7,600.

8. INCOME TAXES

For federal income tax purposes, the Company has available unused operating loss carryforwards of $94,280 that may be applied against future taxable income. These losses expire as follows:

Operating Loss Carryforward	Expiration Date
$ 7,542	2024
$13,609	2025
$73,129	2027

Under SFAS No. 109, an entity would generally record a deferred tax asset for the future tax benefits of net operating loss carryforwards, assuming that the generation of future net income would be offset by the loss of carryforwards. Using a combined income tax rate of 22%, the deferred tax asset at December 31, 2007 would be $20,742. Since the Company's future profitability and the related application of the net operating losses cannot be projected with any degree of certainty at this time, a valuation allowance has been established for the entire potential future tax benefits.

9. STOCK OPTIONS

The Company's chief executive officer (CEO) has two options to purchase voting common stock of the Company. The first option entitles him to purchase 51% of the voting common shares of the Company for a fixed price of $200,000. These shares will be issued by the Company. The first option is exercisable at anytime the CEO is employed by the Company. The second option is exercisable only after the first option has been exercised. The CEO has the option to purchase all remaining common voting stock from each and every shareholder for a purchase price of $200,000.

Subsequent to signing the aforementioned option agreement the CEO has agreed to give a portion of his options to certain employees as an inducement to them for accepting employment with the Company. These agreements do not effect the terms of the CEO's option agreement.

In September, 2006 the CEO has exercised his option by foregoing compensation totaling $200,000.

10. LITIGATION

The Company has been named a respondent in two arbitrations filed with FINRA. After consultation with outside legal counsel the Company believes that the outcome of these matters will not have a material effect on the financial condition of the Company.

11. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on best information available in the circumstances (unobservable inputs). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied. At this time, management is evaluating the implications of FAS 157, and the impact, if any, of this standard on the Company's financial statements has not yet been determined.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidating Statement of Financial Condition

December 31, 2007

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	Subtotal	Eliminations	Total
ASSETS					
Cash and cash equivalents	$ 302,831	$ 559	$ 303,390	$ -	$ 303,390
Deposit with clearing broker	50,000	-	50,000	-	50,000
Receivable from clearing broker	2,273	-	2,273	-	2,273
Investment banking fees receivable	277,935	-	277,935	-	277,935
Commissions receivable	47,819	-	47,819	-	47,819
Other receivables	29,919	-	29,919	-	29,919
Securities owned, at value	190,458	-	190,458	-	190,458
Furniture and equipment, net	-	-	-	-	-
Prepaid expenses and deposits	40,042	2,158	42,200	-	42,200
Investment in subsidiaries	100	-	100	(100)	-
Intercompany receivable	2,617	-	2,617	(2,617)	-
Total Assets	$ 943,994	$ 2,717	$ 946,711	$ (2,717)	$ 943,994
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable and accrued expenses	$ 366,559	$ -	$ 366,559	$ -	$ 366,559
Intercompany payable	-	2,617	2,617	(2,617)	-
Total Liabilities	366,559	2,617	369,176	(2,617)	366,559
Commitments and Contingent Liabilities					
Stockholders' Equity	577,435	100	577,535	(100)	577,435
Total Liabilities and Stockholders' Equity	$ 943,994	$ 2,717	$ 946,711	$ (2,717)	$ 943,994

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidating Statement of Income

For the Year Ended December 31, 2007

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	Subtotal	Eliminations	Total
REVENUE					
Investment banking fees	$ 2,602,263	$ 50,000	$ 2,652,263	-	$ 2,652,263
Commission and fees	1,365,280	448	1,365,728	-	1,365,728
Interest and dividends	24,277	-	24,277	-	24,277
Gain on firm investment account	154,880	-	154,880	-	154,880
Other	48,208	-	48,208	(10,771)	37,437
Total revenue	4,194,908	50,448	4,245,356	(10,771)	4,234,585
EXPENSES					
Employee compensation and benefits	3,327,179	38,530	3,365,709	-	3,365,709
Commissions and clearing charges	78,569	-	78,569	-	78,569
Communications	63,681	-	63,681	-	63,681
Uncollected fees	263,000	-	263,000	-	263,000
Depreciation	6,229	-	6,229	-	6,229
Occupancy and equipment rental	121,146	-	121,146	-	121,146
Insurance	49,019	-	49,019		49,019
Professional fees	34,677	-	34,677	-	34,677
Regulatory fees and expenses	28,869	1,115	29,984	-	29,984
Travel and entertainment	65,963	-	65,963	-	65,963
Interest	592	-	592	-	592
Other operating expenses	49,405	10,803	60,208	(10,771)	49,437
Total expenses	4,088,329	50,448	4,138,777	(10,771)	4,128,006
Income before income taxes	106,579	-	106,579	-	106,579
Income taxes	-	-	-	-	-
Net income	$ 106,579	$ -	$ 106,579	$ -	$ 106,579

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2007

COMPUTATION OF NET CAPITAL	
Total stockholders' equity - unconsolidated	$ 577,435
Deduct: Stockholders' equity not allowable for Net Capital	(100)
Total stockholder's equity qualified for Net Capital	577,335
Add: Subordinated indebtedness allowable in computation of Net Capital	-
Total capital and allowable subordinated liabilities	577,335
Total deductions and/or charges:	
Nonallowable assets:	
Investment banking fees receivable	(277,935)
Nonmarketable securities	(190,458)
Other receivables	(2,620)
Receivables from subsidiary	(2,617)
Furniture and equipment, net	(5,328)
Prepaid expenses and deposits	(36,683)
	(515,641)
Net Capital before haircuts on securities positions	61,694
Other:	
Money Market Account	(74)
Net Capital	$ 61,620
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness (excluding subordinated)	
Items included in consolidated statement of financial condition:	
Accounts payable and accrued expenses	$ 366,559
Percentage of aggregate indebtedness to Net Capital	594.87%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.00%

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $366,559)	$	24,437
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	50,000
Net Capital requirement	$	50,000
Excess Net Capital	$	11,620
Excess Net Capital at 1000%	$	24,964

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Repot.

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The FINRA has approved the exclusion of the subsidiary for this computation.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Computation For Determination of the Reserve Requirements Under Rule 15c3-3 Of the Securities and Exchange Commission For the Riderwood Group Incorporated (Parent Only) December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors
The Riderwood Group Incorporated
and Subsidiary

In planning and performing our audit of the financial statements and supplemental schedules of The Riderwood Group Incorporated and Subsidiary (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 20, 2008

Certified Public Accountants

END